

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 29, 2007

Mr. Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer
H. J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219

   Re: **H. J. Heinz Company**
       Form 10-K for the Fiscal Year Ended May 3, 2006
       Filed June 20, 2006
       File No. 001-03385

Dear Mr. Winkleblack:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             April Sifford
             Branch Chief